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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/26/20 (MM/DD/YY) AND ENDING 6/30/21

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Monticello Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 N. Madison Ave. Suite 220
(No. and Street)

Mt. Pleasant (City) Texas (State) 75455-3945 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N. St. Paul St., Ste 3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Hightower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Monticello Financial Group, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title OWNER / PRESIDENT / CEO

LAURA L. McDONALD
MY COMMISSION EXPIRES
JANUARY 18, 2023
NOTARY ID: 12849737-6

Laura L. McDonald
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Members of Monticello Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Monticello Financial Group, LLC (the "Company") as of June 30, 2021, and the related statements of operations, changes in member's equity and cash flows for the period from August 26, 2020 (commencement of broker-dealer operations) to June 30, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
August 17, 2021

MONTICELLO FINANCIAL GROUP LLC
Statement of Financial Condition
June 30, 2021

ASSETS	
Cash and cash equivalents	$ 362,298
Prepaid Expenses	17,922
Furniture & Equipment, net of accm depr	7,291
TOTAL ASSETS	$ 387,511
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ -
TOTAL LIABILITIES	-
MEMBER'S EQUITY	
Member's equity	387,511
TOTAL MEMBER'S EQUITY	387,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 387,511

The accompanying notes are an integral part of these financial statements.

MONTICELLO FINANCIAL GROUP LLC

Statement of Operations
For the Period From August 26, 2020
(Commencement of broker-dealer operations)
To June 30, 2021

Revenues	
Commissions income	$ 630,120
Total Revenues	630,120
Operating Expenses	
Employee compensation and related costs	34,063
Commission expense	178,621
Professional fees	20,700
General and administrative expense	19,185
Regulatory fees	7,989
Telephone	1,421
Technology	86,412
Bank Service Charges	280
Depreciation expense	101
Total Expenses	348,772
Net Income	$ 281,348

The accompanying notes are an integral part of these financial statements.

MONTICELLO FINANCIAL GROUP LLC

Statement of Changes in Member's Equity
For the Period From August 26, 2020
(Commencement of broker-dealer operations)
To June 30, 2021

	Total Member's Equity
Balances at August 26, 2020	$ 13,163
Capital Contributions	93,000
Net income	281,348
Balances at June 30, 2021	$ 387,511

The accompanying notes are integral part of these financial statements.

MONTICELLO FINANCIAL GROUP LLC

Statement of Cash Flows
For the Period From August 26, 2020
(Commencement of broker-dealer operations)
To June 30, 2021

Cash Flows From Operating Activities:	
Net Income	$ 281,348
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation	101
Increase in prepaid expenses	(15,647)
Net cash provided in Operating Activities	265,802
Cash Flows From Investing Activities:	
Purchase of furniture & equipment	(7,390)
Net cash provided (used) in Investing Activities	(7,390)
Cash Flows From FinancingActivities:	
Capital contributed	93,000
Net cash provided (used) in Financing Activities	93,000
Net increase in cash and cash equivalents	351,412
Cash and cash equivalents at beginning of year	10,886
Cash and cash equivalents at end of year	$ 362,298
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

MONTICELLO FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Monticello Financial Group, LLC (the Company) was formed as a Texas Limited Liability Company in February 2019. Mr. Timothy Hightower of Mt. Pleasant, TX is the sole member. In August 2020, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to provide broker-dealer services for the sale of mutual funds and variable life insurance products. The Company has adopted a fiscal year ending on June 30.

Description of Business

The Company, located in Mt. Pleasant, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides exemption to firms whose business is limited to mutual funds and/or variable insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Revenue Recognition

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

MONTICELLO FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Monticello Financial Group, a limited liability company has elected to be taxed as sole proprietorship. Income or loss is passed through and reported on the sole owner's individual income tax return; therefore no income tax is accrued at the entity level.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2021, The Company had net capital of $362,298 which was $357,298 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately 0 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

Schedule I
Monticello Financial Group LLC
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2021

Computation of Net Capital

Total Member's equity qualified for net capital	$ 387,511
Deductions / charges	
Non-allowable assets:	
Prepaid Expenses	17,922
Furniture and Equipment	7,291
Total deductions / charges	25,213
Net Capital before haircuts on securities positions	362,298
Haircuts on securities:	
Net Capital	$ 362,298
Aggregate indebtedness	
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 357,298
Ratio of aggregate indebtedness to net capital	0 to 1

There were no material differences between this computation required pursuant to rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17a-5.

See accompanying report of independent registered public accounting firm.

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Members of
Monticello Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Monticello Financial Group, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Monticello Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) Monticello Financial Group, LLC stated that Monticello Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Monticello Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Monticello Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
August 17, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Monticello Financial Group, LLC Exemption Report

Monticello Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Timothy Hightower, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: August 2, 2021

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To tne Members
Monticello Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Monticello Financial Group, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended June 30, 2021, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended June 30, 2021, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences.
2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
August 17, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com